UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC DECREASE OF 13.9%

FOR AUGUST 2008

Guadalajara, Jalisco, Mexico – September 8, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of August 2008 compared to traffic figures for August 2007.

During August 2008, total terminal passengers decreased 13.9% compared to August 2007; international passenger traffic decreased 8.4%, while domestic passenger traffic decreased 16.3% compared to August 2007.

Compared to August 2007, domestic terminal passenger traffic in August 2008 registered a net decrease of 249,600 passengers despite increased passenger traffic at the airports of Los Cabos with 5,300 passengers, Puerto Vallarta with 3,700 passengers and Aguascalientes with 300 passengers. Combined these airports represented 9,300 additional passengers.

In the case of the Puerto Vallarta airport, the increase was mainly due to an increase in passengers on routes to and from Toluca and Tijuana.

In the case of the Los Cabos airport, the increase was mainly due to growth in traffic to and from Toluca and Guadalajara.

However, there was a total decrease of 258,900 passengers, mainly from the airports of Tijuana with 126,500 passengers, Guadalajara with 59,300 passengers, Hermosillo with 16,900 passengers, Mexicali with 16,200 passengers, Morelia with 10,400 passengers, Los Mochis with 9,500 passengers, La Paz with 8,900 passengers, Guanajuato with 8,200 passengers and Manzanillo with 3,000 passengers.

In the case of the Tijuana airport, this decrease was principally due to a reduction in traffic on the routes to and from Guadalajara, Mexico City, Culiacan, Guanajuato, Morelia, Hermosillo, Aguascalientes, La Paz, Monterrey, Los Cabos, Acapulco, Uruapan, Los Mochis, Ciudad Juarez, Tepic and Colima. These decreases were mainly due to the decrease in operations by Aviacsa, Aeromexico, Mexicana and Avolar on routes to and from the aforementioned cities.

       For further information, visit: www.aeropuertosgap.com.mx or contact :

In Mexico	In the U.S.
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx advize.commailto:maliaga@aeropuertosgap.com.mx	gap@i-
1

The decrease at the Guadalajara airport was due to a decrease in traffic on the routes to and from Tijuana, Mexicali, Los Mochis, Hermosillo, Cuernavaca, Puerto Vallarta, La Paz, Monterrey, Torreon and Ciudad Obregon.

The decrease at the Hermosillo airport was due to a decrease in traffic on the routes to and from Monterrey, Tijuana and Guadalajara.

The decrease at the Mexicali airport was due to the decrease in passengers on the routes to and from Mexico City, Guadalajara, Monterrey and Culiacan. This was due to Aviacsa’s cessation of operations at the Mexicali airport on May 12, 2008, which caused decreases on the routes to and from Mexico City and Guadalajara, as well as Vivaaerobus, which in November 2007 ceased to operate the route to Monterrey.

In the case of the La Paz airport, the decrease was mostly due to the decrease in traffic on the routes to and from Tijuana, Guadalajara, Mexico City, Culiacan, Hermosillo, Los Mochis and Mazatlan, caused by the cessation of operations by Avolar and Aeromexico to this airport. It should be noted that Volaris started operations at the La Paz airport on the routes to and from Tijuana and Guadalajara during August.

The decrease at the Guanajuato airport was mostly due to a decrease in traffic on the routes to and from Tijuana, Monterrey, and Mexico City. In the case of the reduction in traffic on the routes to and from Mexico City and Monterrey, the decrease was mainly due to the fact that on May 12, 2008 Aviacsa ceased operations out of the Guanajuato airport.

The reduction at the Morelia airport was primarily due to Aviacsa’s cessation of operations of this route, as well as the decrease in operations by Aeromexico and Vivaaerobus compared to 2007.

In the case of the Los Mochis airport, the decrease was caused by the reduction in traffic on routes to and from Mexico City, Tijuana, Guadalajara, La Paz, Chihuahua, Ciudad Obregon and Hermosillo, as well as a decrease in operations from Aeromexico Connect.

It should be noted that on July 24, 2008, the Mexican Civil Aviation Bureau (DGAC) suspended Aerocalifornia’s operations, which represented 6.1% of GAP’s total traffic. Aerocalifornia operated at five of the Company’s 12 airports, representing over 40% of total traffic at the La Paz and Los Mochis airports, which had only two exclusive routes. As of today, Aerocalifornia has not restarted operations.

Avolar was also suspended due to non-payment for rights to use national air space. Avolar represented approximately 5.1% of GAP’s total passenger traffic and 17% and 25% of total traffic in the airports of Tijuana and Morelia, respectively. Avolar’s hub is located at the Tijuana airport. On August 8, 2008, Avolar resumed operations.

GAP Passenger Traffic Report August 2008	Page 2 of 6
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International terminal passenger traffic decreased 55,000 passengers, or 8.4%, compared to August 2007.

However, the following airports experienced an increase in traffic: Puerto Vallarta with 8,300 passengers and Hermosillo with 900.

The increase at the Puerto Vallarta airport was due to the increase in passenger traffic on the routes to Los Angeles, Houston, Chicago, Newark, Vancouver, Calgary, Montreal and Toronto.

On the other hand, the following airports experienced decreases in international passenger traffic: Guadalajara with 33,400 passengers, Guanajuato with 10,000 passengers, Los Cabos with 9,000 passengers, Aguascalientes with 4,300 passengers, Manzanillo with 3,000 passengers, Morelia with 2,200 passengers, La Paz with 1,600 passengers, Los Mochis with 600 passengers and Tijuana with 200 passengers.

In the case of the Guadalajara airport, the decrease was primarily due to the decrease in passengers to and from Los Angeles, Chicago, Houston, Oakland, Dallas, Atlanta, Las Vegas, Ontario and Portland.

The decrease at the Guanajuato airport was due to the decrease in traffic to and from Houston, Los Angeles, Dallas, and Atlanta.

In the case of Los Cabos, the decrease was due to a decrease in passenger traffic on routes to and from Los Angeles, Dallas, Denver, Salt Lake City, San Francisco and Sacramento.

GAP Passenger Traffic Report August 2008	Page 3 of 6
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Domestic Terminal Passengers (in thousands):

GAP Passenger Traffic Report August 2008	Page 4 of 6
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International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of August 2008, the weekly schedule of flights operated by low-cost carriers (“LCCs”) decreased by 83 weekly segments compared to July 2008, for a total of 886 frequencies. The decrease in frequencies was mainly due to a restructuring of routes and frequencies by the airlines in order to increase profitability in light of the highly competitive environment and the increasing cost of jet fuel.

GAP Passenger Traffic Report August 2008	Page 5 of 6
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In August 2008, approximately 662,100 passengers were transported by LCCs, representing approximately 35.23% of the total number of domestic passengers for this month.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP.”

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report August 2008	Page 6 of 6
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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: September 9, 2008